                      PROSPECTUS SUPPLEMENT
               (To Prospectus Dated March 10, 1998)

                           $60,000,000

                 (LOGO)   MASSACHUSETTS ELECTRIC
                                   A NEES company
          (A Subsidiary of New England Electric System)
    Secured Medium-Term Notes (First Mortgage Bonds, Series V)
     Due From Nine Months to Thirty Years From Date of Issue

                        ------------------

   Massachusetts Electric Company (the Company) intends to offer, from time to time, not exceeding $60,000,000 aggregate principal amount of its first mortgage bonds, which shall be designated as First Mortgage Bonds, Series V (hereinafter referred to as the New Bonds). The New Bonds may be offered as one or more issues with maturities ranging from nine months to thirty years. The New Bonds may be subject to redemption at the option of the Company prior to maturity and will be issued under a supplement to the Company's First Mortgage Indenture and Deed of Trust dated as of July 1, 1949. Each issue of New Bonds will bear interest at a fixed rate, which, together with the price, maturity date, and redemption provisions (if any) will be established at the time of issuance and set forth in a pricing supplement (Pricing Supplement) for the issue. Interest will be payable semiannually on May 1 and November 1 and upon maturity or earlier redemption. The New Bonds will be issued only in the form of fully registered bonds without coupons in denominations of $1,000 or any integral multiple thereof.

   Each issue of New Bonds may be issued either in certificated form or in book-entry form. In the case that an issue of New Bonds is in book-entry form, the issue of New Bonds will be represented by a global security registered in the name of a nominee of The Depository Trust Company or another depositary. Interests in such New Bonds will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants. See "Supplemental Description of the New Bonds".

                        ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PRICING SUPPLEMENT HERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------
                                           Maximum        Proceeds
                          Price to         Agents'         to the
                          Public(1)    Commission(1)(2)Company(1)(2)(3)
------------------------------------------------------------------------------
Per New Bond..........                 100.000%       .750%      99.250%
------------------------------------------------------------------------------
Total.................               $60,000,000     $450,000  $59,550,000
------------------------------------------------------------------------------

(1) The New Bonds will be sold at 100% of their principal amount except as may be provided in the applicable Pricing Supplement. The price to public, agents' commissions, and proceeds to the Company of each issue will be set forth in the applicable Pricing Supplement.

(2) The Company will pay a commission to Credit Suisse First Boston Corporation or Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, each as agent (collectively, the Agents, and singularly, an Agent), in the form of a discount up to a maximum of .750% of the principal amount of any New Bond sold through such Agent, depending upon the maturity of the New Bond.

(3) This amount is before deducting other expenses payable by the Company, estimated to be $205,000, including reimbursement of certain of the Agents' expenses.

                        ------------------

     The New Bonds are being offered by the Company from time to time through the Agents, each of whom has agreed to use its reasonable best efforts to solicit purchases of such New Bonds. In addition, the New Bonds may be sold to any Agent, as principal, for resale to investors. The Company also may sell the New Bonds directly to investors on its own behalf. The New Bonds will not be listed on any securities exchange, and there can be no assurance that the New Bonds offered by this Prospectus will be sold or that there will be a secondary market for any of the New Bonds. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or the Agent who solicits any offer may reject such offer. See "Plan of Distribution".

Credit Suisse First Boston                              Merrill Lynch & Co.

    The date of this Prospectus Supplement is March 10, 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NEW BONDS OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION OF THE NEW BONDS".


            SUPPLEMENTAL DESCRIPTION OF THE NEW BONDS

 The information herein concerning the New Bonds should be read in conjunction with the statements under "Description of the New Bonds" in the accompanying Prospectus. The following description will apply to the New Bonds unless otherwise specified in the applicable Pricing Supplement.


General

 The New Bonds will be issued under and secured by a First Mortgage
Indenture and Deed of Trust dated as of July 1, 1949, from the Company to State Street Bank and Trust Company (formerly Second Bank-State Street Trust Company, successor to The Second National Bank of Boston), Boston, Massachusetts, as Trustee, and indentures supplemental thereto, including a Twenty-first Supplemental Indenture with respect to the New Bonds (collectively, the Indenture). The principal amount of each issue of New Bonds, the date of maturity (which date will be not less than nine months nor more than thirty years from the Original Issue Date (as defined below)), the interest rate, the provisions for call and redemption (including any premium or premiums payable thereon), and any other terms not inconsistent with the provisions of the Indenture, will be established from time to time. This information will be set forth in the applicable Pricing Supplement for each issue of the New Bonds.


Payment of Interest and Principal

 Each issue of the New Bonds will bear interest beginning from the date as of which such issue is first certified and delivered (the Original Issue
Date), at the rate established for such issue. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually on May 1 and November 1 and at maturity or upon earlier redemption; provided, however, that the first payment of interest on New Bonds with an Original Issue Date between April 15 and May 1 or between October 15 and November 1 will be due and payable on the next succeeding November 1 or May 1, respectively.

 The record date with respect to any Interest Payment Date shall be the April 15 or October 15 next preceding such Interest Payment Date (or if such day is not a business day, as provided in the Indenture, the next preceding business day) (the Record Date). Interest payable and punctually paid or duly provided for on any Interest Payment Date will be paid to the person in whose name a New Bond is registered at the close of business on the Record Date next preceding such Interest Payment Date; provided, however, that interest payable at maturity or upon earlier redemption will be payable to the person to whom principal shall be payable.


Form of Delivery

 The New Bonds may be issued either in certificated form or in book-entry form, as specified in the applicable Pricing Supplement. New Bonds will be issued only in the form of fully registered bonds in denominations of $1,000 or any integral multiple thereof. If a New Bond is issued in certificated form, principal and premium, if any, will be payable at the office of the Trustee. Interest will be payable at the office of the Trustee or, at the Company's option, by mailing checks to registered owners at their addresses set forth in the bond register. It is the Company's general practice to instruct the Trustee to mail interest checks to registered owners. Any of the certificated New Bonds may be presented at the office of the Trustee for exchange for an equal aggregate principal amount of New Bonds of the same issue of other authorized denominations or for transfer, in either case, without payment of any charge other than stamp taxes or other governmental charges, if any, required to be paid by the Company.

 If New Bonds are issued in book-entry form (Book-Entry New Bonds), a single global security for that issue (the Global Security) in registered form will be issued to Depository Trust Company (DTC), another depositary, or a nominee of either (the Depositary), which will maintain the book-entry system.

 The Depositary will be specified in the Pricing Supplement.  Each
Book-Entry New Bond will have the same maturity, interest rate, and redemption provisions as the Global Security for that issue.

 Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary for such Global Security (Participants) or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Upon the issuance of a Global Security, the Depositary will credit the Participants' accounts with the respective principal amounts of the New Bonds represented by such Global Security. Such amounts shall be designated by the Agents.

 The Depositary will be considered the sole owner or holder of the Book-Entry New Bonds represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Book-Entry New Bonds represented by such Global Security registered in their names nor will they be entitled to receive physical delivery of Book-Entry New Bonds in certificated form.

 Principal, premium, if any, and interest payments on Book-Entry New Bonds will be made to the Depositary to whom the Global Security has been issued and registered. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Book-Entry New Bonds or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

 The Company expects that the Depositary, upon receipt of any payment of principal, premium, or interest, will immediately credit Participants' accounts with payments in amounts proportionate to their interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices as is now the case with securities registered in "street name", and will be the responsibility of such Participants.


 If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue New Bonds in certificated registered form in exchange for the Global Security representing such Book-Entry New Bonds. In such instance, a beneficial owner of a Book-Entry New Bond will be entitled to physical delivery in certificated form of the New Bonds equal in principal amount to such Book-Entry New Bond and to have such New Bonds registered in its name.

 DTC has advised the Company and the Agents as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

 The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.


Redemption

 The redemption provisions for each issue of New Bonds will be set forth in the Pricing Supplement for that issue.


              PLAN OF DISTRIBUTION OF THE NEW BONDS

 The New Bonds are being offered by the Company from time to time through the Agents, each of whom has agreed to use its reasonable best efforts to solicit purchases of the New Bonds. The Company will pay a commission for each New Bond sold through an Agent. This commission will vary depending upon the maturity of the New Bond, to a maximum of .750% of the principal amount of the New Bond. Although at this time the Company does not intend to sell the New Bonds directly to purchasers, it reserves the right to do so. The Company may also sell New Bonds to any of the Agents, acting as principal, at a discount to be agreed upon at the time of sale, for resale (i) to one or more investors at varying prices related to prevailing market prices at the time of such resale, as determined by such Agent, or (ii) to certain securities dealers at the public offering price set forth on the cover page of the applicable Pricing Supplement, less the applicable concession expressed as a percentage of the principal amount of the New Bonds. The Company has agreed to reimburse the Agents for certain expenses in connection with the offering of the New Bonds.

 The Company will have the sole right to accept offers to purchase New
Bonds and may reject any proposal to purchase New Bonds in whole or in part. Each Agent will have the right, in its discretion reasonably exercised, to reject any offer to purchase New Bonds received by it in whole or in part.

 Each of the Agents has in the past engaged in transactions with and performed services for the Company or its affiliates in the ordinary course of business.

 The New Bonds will not have an established trading market when issued.
The New Bonds will not be listed on any securities exchange. Each Agent may make a market in the New Bonds, but such Agent is not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any New Bonds, or that the New Bonds will be sold.

 The Company has agreed to indemnify each Agent, and each Agent has agreed to indemnify the Company, against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the 1933 Act). The Company and each Agent have also agreed to contribute to payments which may be required to be made by the other party in respect of such civil liabilities. Each Agent may be deemed to be an "underwriter" within the meaning of the 1933 Act with respect to the New Bonds sold through it.

 The Agents, may engage in over-allotment, stabilizing transactions or syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Agents to reclaim a selling concession from a syndicate member when the New Bonds originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the New Bonds to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

PROSPECTUS

                   (LOGO) Massachusetts Electric
                                A NEES company

          (A Subsidiary of New England Electric System)

                           $60,000,000

                       First Mortgage Bonds

           BOND INTEREST WILL BE PAYABLE SEMIANNUALLY.

     THE BONDS WILL BE ISSUED ONLY AS FULLY REGISTERED BONDS
   IN DENOMINATIONS OF $1,000 OR ANY INTEGRAL MULTIPLE THEREOF.


   Massachusetts Electric Company (the Company) intends to offer, from time to time, not exceeding $60 million aggregate principal amount of its First Mortgage Bonds (the New Bonds). The New Bonds will be issued under a supplement to the Company's First Mortgage Indenture and Deed of Trust dated as of July 1, 1949. The New Bonds may be offered as one or more series and/or issues, and each series and/or issue of New Bonds will bear interest at a fixed rate, which, together with the series designation, principal amount, purchase price, maturity, interest payment dates, redemption terms, and any other specific provisions, will be established at the time of issuance and set forth in a prospectus supplement (Prospectus Supplement) for that series and/or issue. Interest on the New Bonds will be payable semiannually, and upon maturity or earlier redemption. The New Bonds will be secured by a direct first mortgage lien on substantially all of the Company's properties. See "Description of the New Bonds".


   The Company may sell the New Bonds by publicly inviting bids for the purchase of the New Bonds, through negotiation with one or more underwriters, through agents designated from time to time, or directly to other purchasers. See "Plan of Distribution". The names of the purchasers, underwriters or agents, the initial public offering price, any applicable discounts or commissions and the proceeds to the Company with respect to the New Bonds will be set forth in a Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
     OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                      IS A CRIMINAL OFFENSE.


   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH SUCH OFFER MAY NOT LAWFULLY BE MADE.










          The date of this Prospectus Is March 10, 1998

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
                    AND ADDITIONAL INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (SEC). Certain information, as of particular dates, with respect to the Company's directors and officers, their remuneration, and their material interest in transactions with the Company, if any, is disclosed in the Company's Annual Report on Form 10-K.

   The following documents, which have heretofore been filed by the Company with the SEC pursuant to the Securities Exchange Act of 1934, are incorporated by reference in this prospectus and shall be deemed to be a part hereof:

      (1) Annual Report on Form 10-K for the year ended December 31, 1996 which contains financial statements of the Company as of December 31, 1996, and for the three years ended December 31, 1996 and incorporates by reference or includes the related reports of Coopers & Lybrand L.L.P., independent accountants.

      (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997.

      (3) Current Reports on Form 8-K dated July 14, 1997, August 7, 1997, December 1, 1997, December 18, 1997, December 30, 1997, and January 7, 1998.

  All documents filed by the Company with the SEC pursuant to section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of the offering made by this prospectus shall be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

  Such documents and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the SEC's regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the SEC at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

  The Company has filed with the SEC a Registration Statement on Form S-3 (Reg. No. 333-46431) under the Securities Act with respect to the New Bonds offered hereby (including all amendments and supplements thereto, the Registration Statement). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the SEC referred to above.

  THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. WRITTEN OR ORAL REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE TREASURER, MASSACHUSETTS ELECTRIC COMPANY, 25 RESEARCH DRIVE, WESTBOROUGH, MASSACHUSETTS 01582 (TELEPHONE 508-389-2000).

                       SUMMARY INFORMATION

  The following material is qualified in its entirety by the information and financial statements appearing elsewhere in this prospectus and in the documents and information incorporated herein by reference.


Company.........................     Massachusetts Electric Company.

Parent..........................     New England Electric System.

Business........................     Retail electric utility.

Power Supply....................     New England Power Company, an affiliated
                                     wholesale generation company.

Service Area....................     Covers approximately 43% of Massachusetts
                                     with Worcester, Massachusetts, the largest city served.

Customers.......................     Approximately 960,000 as of December 31,
                                     1996.

Revenue Distribution............     For the 12 months ended December 31, 1996,
                                     the Company's revenues from the delivery of electricity were derived 41% from residential customers, 37% from commercial customers, 21% from industrial customers, and 1% from others.

Securities Offered..............     Not exceeding $60,000,000 principal amount
                                     of First Mortgage Bonds, in one or more
                                     series.

Payment of Interest.............     Semiannually on dates to be determined.

Maturity........................     To be determined.

Security Interest...............     Secured, together with all other
                                     outstanding First Mortgage Bonds, by a
                                     mortgage on substantially all of the
                                     Company's properties.

Replacement Fund................     For all the Company's First Mortgage
                                     Bonds, the Company will make mandatory
                                     annual replacement fund payments equal to 2.4% of the average investment in depreciable property during the preceding year, to be satisfied by First Mortgage
                                     Bonds of any issue or series (including
                                     the New Bonds), cash, or additional
                                     property.  See "Description of the New
                                     Bonds -- Replacement Fund".

Redemption......................     To be determined for each series and/or
                                     issue of New Bonds. See "Description of the New Bonds -- Redemption".

                                   Massachusetts Electric Company

                                   SELECTED FINANCIAL INFORMATION
                                       (Dollars in Thousands)
                                                                          Years Ended December 31,
                                                         --------------------------------------------------------
                                       12 Months Ended
                                      September 30, 1997
                                          (Unaudited)   1996     1995       1994     1993       1992
                                        ---------------           ----     ----       ----     ----       ----
STATEMENT OF INCOME DATA:
  Operating Revenue................   $1,570,747  $1,538,537$1,505,676$1,482,070$1,468,540$1,412,948
  Net Income.......................   $   48,992  $   37,926$   29,101$   34,726$   23,779$   34,905
  Ratio of Earnings to
    Fixed Charges: (1)                      3.21        2.82      2.45      3.06      2.29      3.15
Utility Plant, net (end of
  period) (2).......................  $1,115,651  $1,088,430$1,041,476$  995,995$  945,285$  906,293


                                         As of September 30, 1997
                                                (Unaudited)
                                         ------------------------
                                            AMOUNT   RATIO
                                           -------- -------
CAPITAL STRUCTURE:
       First Mortgage Bonds (3) .......   $343,457    41.3%
       Cumulative Preferred Stock (4)..     50,000     6.0
       Common Stock Equity.............    437,679    52.7
                                          --------   ------
            Total......................   $831,136   100.0%
                                          ========   ======

---------------

(1)   In determining the ratios of earnings to fixed charges, earnings were arrived at by adding to net income all income taxes and fixed charges.  Fixed charges consist of interest and amortization of debt premiums, discounts and expense on all indebtedness.
(2)   Includes construction work in progress.
(3)   Includes $10 million of long-term debt due within one year.
(4)   On December 19, 1997, NEES purchased, pursuant to a tender offer, $34 million par value of the Company's
      Preferred Stock.

The Company had $21,275,000 of short-term indebtedness outstanding as of September 30, 1997.

                           THE COMPANY

  The Company, incorporated in Massachusetts in 1887, is a retail electric utility subsidiary of New England Electric System (NEES), a registered holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act). NEES owns all of the Company's common stock. The executive offices of the Company are at 25 Research Drive, Westborough, Massachusetts 01582 (telephone 508-389-2000).

                         USE OF PROCEEDS

  The proceeds from the sale of the New Bonds will be applied to the cost of, or the reimbursement of the treasury for, or to the payment of short-term borrowings incurred for (i) capitalizable additions and improvements to the plant and property of the Company, (ii) other capitalizable expenditures, or
(iii) if market conditions warrant, the redemption of or the retirement of outstanding First Mortgage Bonds of the Company. The Company has $56 million of First Mortgage Bonds maturing in 1998-2000.

                    CONSTRUCTION AND FINANCING

  The Company's construction expenditures, excluding allowance for funds used during construction, were approximately $88 million in 1997, and are estimated to be approximately $90 million in each of the years 1998 through 2000. These construction expenditures are incurred principally for improvements and additions to the Company's distribution system. The Company conducts a continuing review of its construction program. This program and the above estimates relating thereto are subject to revisions based upon changes in assumptions concerning, among other things, load growth and rates of inflation.

  The funds needed to pay for the Company's construction expenditures and maturing debt will be provided from internal sources and from external financing. The Company estimates that substantially all of its 1998-2000 construction requirements will be provided from internal sources. The balance of the funds needed will be provided initially from short-term borrowings, to be repaid from the proceeds of the sale of long-term securities (First Mortgage Bonds, including the New Bonds, or preferred stock sold to the public, common stock sold to NEES, or capital contributions received from
NEES).

  Under its Articles of Organization and By-Laws, the Company may issue additional preferred stock, absent a vote of a majority of the holders of preferred stock, (a) in the case of a refunding issue, or (b) when (i) gross income, as defined therein, for any twelve consecutive calendar months within the preceding fifteen months available for interest on indebtedness and dividends on its preferred stock is at least 1-1/2 times the annual interest charges and dividend requirements on all interest bearing indebtedness and all preferred stock including the new issue, (ii) the aggregate outstanding par value of all series of preferred stock, including the new issue, does not exceed $120 million, and (iii) the equity of stock junior to the preferred stock is at least equal to the par value of the preferred stock. Under the provision that is currently the most restrictive (the aggregate par value provision), as of September 30, 1997, the Company could issue $70 million of new preferred stock. On December 19, 1997, NEES purchased, pursuant to a tender offer, $34 million par value of the Company's preferred stock. Including the effect of this transaction, the Company could issue $104 million of new preferred stock.

  For information on limitations on the Company's ability to issue First Mortgage Bonds, see "Description of the New Bonds -- Additional First Mortgage Bonds" in this prospectus.

                   DESCRIPTION OF THE NEW BONDS
GENERAL

  The New Bonds will be issued under and secured by a First Mortgage
Indenture and Deed of Trust dated as of July 1, 1949, from the Company to State Street Bank and Trust Company (formerly Second Bank -- State Street Trust Company, successor to The Second National Bank of Boston), Boston, Massachusetts, as Trustee, and indentures supplemental thereto, including a Twenty-First Supplemental Indenture to State Street Bank and Trust Company, as Trustee, with respect to the New Bonds (collectively, the Indenture). Each series and/or issue of the New Bonds will mature in the year shown in its title, and will bear interest beginning from the date as of which such issue of New Bonds is first certified and delivered, at the rate per annum shown in its title. Interest will be payable semiannually. Principal and premium, if any, will be payable at the office of the Trustee. Interest will be payable at the office of the Trustee or, at the Company's option, by mailing checks to registered owners at their addresses set forth in the bond register. It is the Company's general practice to mail interest checks to registered owners.

  The designation and principal amount of the New Bonds, the date of maturity (which date will not be more than thirty years from the date on which such New Bonds were first certified and delivered), the interest rate, the interest payment dates, and the provisions for redemption (including any premium or premiums payable thereon) will be separately established for each series and/or issue and set forth in the applicable prospectus supplement.

  The New Bonds will be issued only in the form of fully registered bonds without coupons in denominations of $1,000 or any integral multiple thereof. Any of the New Bonds may be presented at the office of the Trustee for exchange for a like aggregate principal amount of New Bonds of the same series and/or issue of other authorized denominations or for transfer, without payment in either case of any charge other than stamp taxes or other governmental charges, if any, required to be paid by the Company.

  The brief summary herein of certain provisions of the Indenture is merely an outline and does not purport to be complete. It uses defined terms and is qualified in its entirety by reference to the Indenture which is filed as an exhibit to the Registration Statement.

REDEMPTION

  The redemption provisions of each series and/or issue of the New Bonds will be described in the prospectus supplement relating thereto.

SECURITY AND PRIORITY

  The New Bonds, when duly issued, will be secured, together with all other outstanding First Mortgage Bonds, by a direct first mortgage lien on substantially all the properties and franchises then owned by the Company, subject only to liens permitted by the Indenture. Certain types of property are excepted from the lien of the Indenture, including consumable property, fuel, automotive and office equipment, merchandise held for sale, supplies, cash, receivables, and securities. The after-acquired property clause of the Indenture, by its terms and to the extent permitted by law, applies the lien of the Indenture to property subsequently acquired by the Company. The Indenture provides for the release or substitution of property subject to the lien of the Indenture under certain circumstances provided that specific conditions are met.

  No other securities may be issued ranking prior to or on a parity with the New Bonds with respect to the security provided by the Indenture, except additional First Mortgage Bonds issued in the manner summarized below under

"Additional First Mortgage Bonds" and obligations existing or created in connection with the acquisition of after-acquired property, which may not exceed 60% of the cost or fair value, whichever is less, of such property.

REPLACEMENT FUND

  There is a replacement fund applicable to all outstanding Bonds of the Company with an annual requirement, payable August 1, computed on the basis of 2.4% of the average gross plant investment in depreciable electric utility property at the beginning and end of each month during the preceding calendar year. The annual replacement fund requirement may be satisfied in cash or First Mortgage Bonds (including the New Bonds) of any series or by the allocation of an amount of additional property (as defined in the Indenture). The aggregate amount of additional property used to satisfy the replacement fund requirement may be used to offset net retirements in computing the net amount of additional property.

  Any series and/or issue of New Bonds may be redeemed at special redemption prices to satisfy the annual replacement fund requirement. However, the use of cash for redemptions of New Bonds may be restricted by any noncallability or nonrefundability provisions that may be established for that series and/or issue of New Bonds.

ADDITIONAL FIRST MORTGAGE BONDS

  Additional Bonds of any series may be issued as follows:

 (A) against 60% of the net amount of additional property (70% after the Series R and S First Mortgage Bonds are retired);

 (B) to refund a like amount of First Mortgage Bonds of any series which are not then funded; or

 (C) against the deposit of cash (to a limit of $10 million held by the Trustee at any one time).

  When the Series R First Mortgage Bonds are retired, there will be no limit on the amount of cash that may be deposited with the Trustee. Cash so deposited with the Trustee may be withdrawn in amounts equal to the principal amount of First Mortgage Bonds otherwise issuable against additional property or retired First Mortgage Bonds.

  In connection with the issue of First Mortgage Bonds against additional property or cash (other than cash provided for the retirement of First Mortgage Bonds) the Company must demonstrate that net earnings for any 12 consecutive calendar months within the preceding 15 months are at least twice the annual interest charges on all First Mortgage Bonds outstanding and applied for and on all equal or prior lien indebtedness. For the twelve months ended September 30, 1997, the ratio of net earnings to annual interest charges on all Bonds outstanding was 4.26. Except under limited circumstances, no earnings test is required in connection with the refunding of a like amount of First Mortgage Bonds.

  The Company has the option of using a two-step process in connection with an issuance of additional First Mortgage Bonds against additional property. In exercising such option, the Company first must demonstrate to the satisfaction of the Trustee that the requirements for such an issue (described in clause
(A) immediately above) have been satisfied and then, subject to further demonstrations in accordance with the Indenture, the Company may later request the issuance of such additional Bonds from time to time.

  The New Bonds will be issued against additional property or against First Mortgage Bonds theretofore retired. As of September 30, 1997, the Company had approximately $360 million net amount of additional property against which

$215 million of additional First Mortgage Bonds could be issued. In addition, the Company has approximately $55 million of retired Bonds against which First Mortgage Bonds could be issued.

  Pursuant to the limitations described above (the Additional Property and retired bonds requirement being most restrictive), the Company, as of September 30, 1997, could have issued approximately $270 million of additional First Mortgage Bonds.

DIVIDEND RESTRICTION

  The Twenty-First Supplemental Indenture for the New Bonds does not contain provisions restricting the payment of dividends on common stock by the Company. Dividend restrictions dependent upon earned surplus are binding on the Company so long as certain prior series of the Company's First Mortgage Bonds are outstanding. The most restrictive provisions currently binding on the Company are set forth in the supplemental indenture relating to the Series R First Mortgage Bonds. Under these provisions, which are applicable so long as any Series R First Mortgage Bonds are outstanding, approximately $20 million of the Company's retained earnings were unavailable for dividends on common stock at September 30, 1997.

  So long as any preferred stock is outstanding, certain restrictions on payment of dividends on the common stock would come into effect if the junior stock equity were, or by reason of payment of such dividends became, less than 25% of total capitalization. However, the junior stock equity at September 30, 1997, was approximately 53% of total capitalization and, accordingly, none of the Company's retained earnings at September 30, 1997, was restricted as to dividends on common stock under the foregoing restrictions.

PERIODIC INSPECTION OF PROPERTY

  Inspection by an independent engineer is required at least once every five years or more often if requested by the holders of not less than 25% of the aggregate principal amount of the Bonds at the time outstanding. The Company is to make good any maintenance deficiency and to record retirements as called for by the engineer's report.

MODIFICATION OF THE INDENTURE

  Any provision of the Indenture may be modified with the consent of the holders of not less than 66-2/3% of the aggregate principal amount of the Bonds at the time outstanding (and, if one or more series of Bonds are differently affected, with the consent of the holders of 66-2/3% of the aggregate principal amount of the Bonds of each series so affected). No such modification may (a) affect certain provisions protecting the Trustee without the Trustee's assent, (b) affect the payment of principal, premium, or interest on any Bonds, or extend the maturity or time of payment, without the consent of the Bondholders affected, (c) permit the creation by the Company of any lien ranking prior to or on a parity with the lien of the Indenture except as expressly authorized in the Indenture, (d) reduce the above specified percentages of Bondholders, or (e) permit, in the opinion of the Trustee, a substantial impairment of the benefits or lien of the Indenture. No such modification may be made which would conflict with the Trust Indenture Act of 1939, as at the time in effect.

THE TRUSTEE

  The Trustee acts as trustee for affiliates' mortgage bonds. The Trustee also participates in a line of credit of the parent and an affiliate of the Company. Through a joint venture the Trustee is also dividend paying and transfer agent for the Company's and affiliates' preferred stock.

  The Trustee may become the owner or pledgee of First Mortgage Bonds with the same rights as if it were not the Trustee. The holders of a majority in aggregate principal amount of the First Mortgage Bonds outstanding may require the Trustee to take certain action, except when the action would be unlawful, would involve the Trustee in personal liability, or would be unjustifiably prejudicial to the nonassenting Bondholders, or when the Trustee would not be sufficiently indemnified for any expenditures in the action.

DEFAULTS

  The following are defaults under the Indenture: (a) failure to pay principal when due; (b) failure for 30 days to pay interest after due;
(c) failure to pay any installment of the sinking, replacement, or other analogous fund for 60 days after due; (d) the expiration of 60 days following the bankruptcy of, the reorganization of, or the appointment of a receiver for, the Company; (e) certain other acts of bankruptcy, insolvency, or reorganization; and (f) failure to perform other provisions of the Indenture for 60 days following a demand by the Trustee to the Company to cure such failure. The Trustee may withhold notice to the Bondholders of any default, except default in the payment of principal, interest, or any sinking fund or replacement fund installment, if certain officers and directors of the Trustee determine in good faith that withholding such notice is in the interest of the Bondholders.

EVIDENCE TO BE FURNISHED TO TRUSTEE

  The Company must periodically furnish to the Trustee evidence as to the absence of default in connection with certain annual sinking fund and replacement fund requirements and as to compliance with certain other terms of the Indenture. Furthermore, prior to issuance of additional First Mortgage Bonds, release of property, withdrawal of cash, and various other actions under the Indenture, evidence must be furnished as to the absence of default and as to compliance with certain terms of the Indenture. Whenever all indebtedness secured by the Indenture shall have been paid, or adequate provision therefor made, the Trustee shall, upon request of the Company and receipt by the Trustee of evidence as to compliance with conditions precedent under the Indenture, cancel and discharge the lien of the Indenture.

                             EXPERTS

  The balance sheets of the Company as of December 31, 1996 and 1995 and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996, all incorporated by reference in Massachusetts Electric Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated by reference in this prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The statements of law and legal conclusions made in this prospectus, not otherwise attributed, have been reviewed by Kirk L. Ramsauer and/or Robert King Wulff and are made upon their authority as experts.

                          LEGAL MATTERS

  Legal matters in connection with the securities offered hereby will be passed upon for the Company by Kirk L. Ramsauer, Associate General Counsel, and/or Robert King Wulff, Corporation Counsel, 25 Research Drive, Westborough, Massachusetts, and will be passed upon for the underwriter(s), purchaser(s), or agent(s) by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York. The opinion of Robert King Wulff and/or Kirk L. Ramsauer as to legal matters in connection with the securities offered hereby is filed as an exhibit to the registration statement.

                       PLAN OF DISTRIBUTION

  The Company may sell the New Bonds in any of the following ways:
(i) through competitive bidding; (ii) through negotiation with one or more underwriters; (iii) through one or more agents designated from time to time;
(iv) directly to other purchasers; or (v) any combination of the above. The terms of any offering of the New Bonds, including the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such New Bonds, the proceeds to the Company, any underwriting discounts or commissions and other terms constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, will be set forth in the prospectus supplement relating to such offering. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If an underwriter or underwriters are involved in the sale of any New
Bonds, the Company will execute an underwriting or purchase agreement with such underwriters at the time of sale, and the names of the underwriters, the principal amount of New Bonds to be purchased thereby and the other terms and conditions of the transaction will be set forth in the prospectus supplement relating to such sale. The New Bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless otherwise indicated in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of an issue of the New Bonds offered in the prospectus supplement if any are purchased.

  If any New Bonds are sold through an agent or agents designated by the Company from time to time, the prospectus supplement will name any such agent, set forth any commissions payable by the Company to any such agent and the obligations of such agent with respect to such New Bonds. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of the New Bonds, any purchasers, underwriters, or agents may receive compensation from the Company or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the New Bonds may be, deemed to be underwriters within the meaning of the Securities Act of 1933. The agreement between the Company and any purchasers, underwriters, or agents will contain reciprocal covenants of indemnity between the Company and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

No dealer, salesperson or any other person
has been authorized to give any information
or to make any representations, other than
those contained in this Prospectus
Supplement and the Prospectus (including (LOGO)  Massachusetts Electric
any accompanying Pricing Supplement), in          A NEES company
connection with the offer contained herein,
and, if given or made, such other
information or representations must not be (A Subsidiary of New England
relied upon as having been authorized by        Electric System)
the Company or by any of the Agents.
Neither the delivery of this Prospectus
Supplement or the Prospectus (including
any accompanying Pricing Supplement) nor
any sale made hereunder shall, under any
circumstances, create any implication that
there has been no change in the affairs of
the Company since the date as of which
information is given in this Prospectus
Supplement and the Prospectus (including           $60,000,000
any accompanying Pricing Supplement).
This Prospectus Supplement and the          Secured Medium-Term Notes
Prospectus (including any accompanying (First Mortgage Bonds, Series V) Pricing Supplement) do not constitute an offer or solicitation by anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

         ------------------

           TABLE OF CONTENTS

                                 Page
                                 ----
           Prospectus Supplement

Supplemental Description of the
  New Bonds...........................     S-2  -----------------------
Plan of Distribution of the                     PROSPECTUS
  New Bonds...........................     S-4       SUPPLEMENT
                                           -----------------------
               Prospectus

Incorporation of Certain Documents
  by Reference and Additional
  Information.........................      2
Summary Information...................      3
Selected Financial Information........      4
The Company...........................      5   Credit Suisse First Boston
Use of Proceeds.......................      5
Construction and Financing............      5       Merrill Lynch & Co.
Description of the New Bonds..........      6
Experts...............................      9
Legal Matters.........................      9
Plan of Distribution..................     10